SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information to be Included in Statements Filed Pursuant
           to Rules 13d-1(b) (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)


                               (Amendment No. 15)1



                              X-Rite, Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)


                                    983857103
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                    _____   Rule 13d-1(b)
                                    __X__   Rule 13d-1(c)
                                    _____   Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continues on the following page(s))

                                Page 1 of 6 Pages

 CUSIP NO. 983857103                  13G                      Page 2 of 6 Pages



1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
     Rufus S. Teesdale


2    Check the Appropriate Box if a Member of a Group                   (a) [ ]
     (See Instructions)                                                 (b) [X]


3    SEC Use Only


4    Citizenship or Place of Organization
     United States of America

Number of                 5      Sole Voting Power
                                                      1,399,787
Shares
                          6      Shared Voting Power
Beneficially                                                  0

Owned by                  7      Sole Dispositive Power
                                                      1,399,787
Each Reporting
                          8      Shares Dispositive Power
Person With                                                   0


9    Aggregate Amount Beneficially Owned by Each Reporting Person
                1,459,787

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


11   Percent of Class Represented by Amount in Row (9)
                  6.8%

12   Type of Reporting Person (See Instructions)
                  IN

CUSIP NO. 983857103            13G                             Page 3 of 6 Pages


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
     D. Ted Thompson

2    Check the Appropriate Box if a Member of a Group                  (a) [ ]
     (See Instructions)                                                (b) [X]


3    SEC Use Only


4    Citizenship or Place of Organization
     United States of America

Number of                 5      Sole Voting Power
                                                  1,368,300
Shares
                          6      Shared Voting Power
Beneficially                                              0

Owned by                  7      Sole Dispositive Power
                                                  1,368,300
Each Reporting
                          8      Shares Dispositive Power
Person With                                               0


9    Aggregate Amount Beneficially Owned by Each Reporting Person
                   1,538,300

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


11   Percent of Class Represented by Amount in Row (9)
                     7.2%

12   Type of Reporting Person (See Instructions)
                     IN

CUSIP NO. 983857103              13G                           Page 4 of 6 Pages


Item 1(a)      Name of Issuer:

               X-Rite, Incorporated

Item 1(b)      Address of Issuer's Principal Executive Offices:

               3100 44th Street, S.W.
               Grandville, MI 49418

Item 2(a)      Name of Person Filing:

               Rufus S. Teesdale
               D. Ted Thompson

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               Rufus S. Teesdale                  3152 E. Gatehouse Drive, S.E.
                                                  Grand Rapids, MI 49546

               D. Ted Thompson                    3100 44th Street, S.W.
                                                  Grandville, MI 49418

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock, Par Value $.10

Item 2(e)      CUSIP Number:

               983857103

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)   [ ]    Broker  or  Dealer  registered  under  Section 15  of  the
                      Exchange Act;

         (b)   [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)   [ ]    Insurance  company  as  defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)   [ ]    Investment  company  registered  under  Section 8  of  the
                      Investment Company Act;

         (e)   [ ]    An  investment  advisor registered in accordance with Rule
                      13d-1(b)(1)(ii)(E);

         (f)   [ ]    An employee  benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]    A parent holding  company or control person, in accordance with Rule 13d-1(b)(ii)(G);

         (h)   [ ]    A savings  association  as defined  in Section 3(b) of the
                      Federal Deposit Insurance Act;

CUSIP NO. 983857103                 13G                        Page 5 of 6 Pages



         (i)   [ ]   A church plan  that is  excluded  from the definition of an investment company under Section 3(c)(14) of the Investment
                     Company Act;

         (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4         Ownership:

               Provide  the  following  information  regarding   the   aggregate
               number and percentage of the class of securities of the issuer identified in Item 1.

Rufus S. Teesdale

         (a)   Amount beneficially owned:                              1,459,787

         (b)   Percent of Class:                                            6.8%

         (c)   Number of shares as to which such person has:

               (i)      Sole power to vote or to direct the vote:      1,399,787

               (ii)     Shared power to vote or to direct the vote:            0

               (iii)    Sole power to dispose or to direct the
                        disposition of:                                1,399,787

               (iv)     Shared power to dispose or to direct the
                        disposition of:                                        0

               Note: The amount beneficially owned includes options for 60,000 shares exercisable within 60 days.

D. Ted Thompson

         (a)   Amount beneficially owned:                              1,538,300

         (b)   Percent of Class:                                            7.2%

         (c)   Number of shares as to which such person has:

               (i)      Sole power to vote or to direct the vote:      1,368,300

               (ii)     Shared power to vote or to direct the vote:            0

               (iii)    Sole power to dispose or to direct the
                        disposition of:                                1,368,300

               (iv)     Shared power to dispose or to direct the
                        disposition of:                                        0

               Note: The amount beneficially owned includes options for 170,000 shares exercisable within 60 days, but does not include 160,000 shares held by a trust for which Mr. Thompson's wife serves as trustee, as to which Mr. Thompson disclaims beneficial ownership.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable

CUSIP NO. 983857103                  13G                       Page 6 of 6 Pages



Item 6         Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable

Item 7         Identification   and   Classification  of  the  Subsidiary  which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               Not applicable

Item 8         Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                             February 14, 2001
                                             (Date)

                                             /s/ Rufus S. Teesdale
                                             Rufus S. Teesdale
                                             (Name and Title)



                                             February 14, 2001
                                             (Date)

                                             /s/ D. Ted Thompson
                                             D. Ted Thompson
                                             (Name and Title)



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